UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

GLOBAL TECHNOLOGY ACQUISITION CORP. I

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G3934N107

(CUSIP Number)

Thomas Hennessy

HCG Opportunity II, LLC

195 US Hwy 50, Suite 309

Zephyr Cove, NV 89448

(775) 339-1671

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G3934N107	Schedule 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
HCG Opportunity II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,500,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,500,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,500,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. This amount includes 3,500,000 Class B Ordinary Shares (as defined herein) that are convertible, on a one-for-one basis, into 3,500,000 Class A Ordinary Shares (as defined herein), as described further in Item 5 herein.

2. This percentage set forth herein is calculated based on the sum of (i) 2,171,254 Class A Ordinary Shares outstanding as of March 29, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 1, 2024, and (ii) 3,500,000 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 3,500,000 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No.: G3934N107	Schedule 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
HCG Opportunity II MM, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,500,000(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,500,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,500,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. This amount includes 3,500,000 Class B Ordinary Shares that are convertible, on a one-for-one basis, into 3,500,000 Class A Ordinary Shares, as described further in Item 5 herein.

2. This percentage set forth herein is calculated based on the sum of (i) 2,171,254 Class A Ordinary Shares outstanding as of March 29, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on April 1, 2024, and (ii) 3,500,000 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 3,500,000 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No.: G3934N107	Schedule 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
Thomas D. Hennessy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,500,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,500,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,500,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. This amount includes 3,500,000 Class B Ordinary Shares that are convertible, on a one-for-one basis, into 3,500,000 Class A Ordinary Shares, as described further in Item 5 herein.

2. This percentage set forth herein is calculated based on the sum of (i) 2,171,254 Class A Ordinary Shares outstanding as of March 29, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on April 1, 2024, and (ii) 3,500,000 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 3,500,000 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No.: G3934N107	Schedule 13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
Daniel J. Hennessy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,500,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,500,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,500,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. This amount includes 3,500,000 Class B Ordinary Shares that are convertible, on a one-for-one basis, into 3,500,000 Class A Ordinary Shares, as described further in Item 5 herein.

2. This percentage set forth herein is calculated based on the sum of (i) 2,171,254 Class A Ordinary Shares outstanding as of March 29, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on April 1, 2024, and (ii) 3,500,000 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 3,500,000 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No.: G3934N107	Schedule 13D	Page 6 of 11 Pages

Item 1. Security and Issuer

This Schedule 13D relates to Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Global Technology Acquisition Corp. I, a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive offices are located at c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay Grand Cayman, KY1-9009, Cayman Islands.

Item 2. Identity and Background

(a-c, f) This Schedule 13D is filed jointly by each of the following persons (collectively, the “Reporting Persons”):

i.	HCG Opportunity II, LLC (“HCG Opportunity II”);
ii.	HCG Opportunity II MM, LLC (“HCG Opportunity II MM”);
iii.	Thomas D. Hennessy; and
iv.	Daniel J. Hennessy.

The principal business address of each of the Reporting Persons is 195 US Hwy 50, Suite 309, Zephyr Cove, Nevada 89448.

This Schedule 13D relates to Class A Ordinary Shares that the Reporting Persons have the right to acquire upon conversion of Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares” and, together with Class A Ordinary Shares, the “Ordinary Shares”), held directly by HCG Opportunity II. HCG Opportunity II MM is the sole member of HCG Opportunity II. Thomas D. Hennessy and Daniel J. Hennessy are the sole members of HCG Opportunity II MM, and Thomas D. Hennessy serves as Chairman of the Issuer’s board of directors (the “Board”) and as the Chief Executive Officer of the Issuer.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as an exhibit to this Schedule 13D.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On April 19, 2024, Global Technology Acquisition I Sponsor LP (“GTA I Sponsor”) and HCG Opportunity II entered into a securities purchase agreement (the “Purchase Agreement”) and consummated the transactions contemplated thereby (the “Closing”). Pursuant to the Purchase Agreement, at the Closing on April 19, 2024 (among other things):

(i)	HCG Opportunity II acquired 3,500,000 Class B Ordinary Shares and 7,350,000 private placement warrants to purchase Class A Ordinary Shares at an exercise price of $11.50 per Class A Ordinary Share (the “Private Placement Warrants”) from GTA I Sponsor;

a.	At the time of the Closing, Class B Ordinary Shares automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of the Issuer’s initial business combination or earlier at the option of the holder thereof, on a one-for-one basis, subject to adjustment, and have no expiration date.
b.	The Private Placement Warrants become exercisable 30 days after the completion of the Issuer’s initial business combination, and expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

(ii)	HCG Opportunity II agreed to cause the Issuer to pay $250,000 in cash consideration upon closing of an initial business combination at GTA I Sponsor’s direction to entities or accounts as directed by GTA I Sponsor;

(iii)	HCG Opportunity II entered into a joinder to the Issuer’s existing registration rights agreement, dated October 20, 2021 (the “Registration Rights Agreement”);

(iv)	GTA I Sponsor assigned the existing administrative services agreement, dated October 20, 2021, with the Issuer to HCG Opportunity II;

(v)	each of the directors and officers of the Issuer as of April 18, 2024 resigned, and each of the new directors and officers designated by HCG Opportunity II was appointed; and

(vi)	the Issuer, HCG Opportunity II, and the Issuer’s former officers and directors party thereto entered into an amendment to the letter agreement (the “Amendment to the Letter Agreement”), pursuant to which HCG Opportunity II became a party to the Letter Agreement, dated October 20, 2021 (the “Letter Agreement”).

CUSIP No.: G3934N107	Schedule 13D	Page 7 of 11 Pages

Following the Closing, GTA I Sponsor retained (i) 3,150,000 Private Placement Warrants (the “Retained PP Warrants”), (ii) 1,300,000 non-redeemable Class A Ordinary Shares, and (iii) 164,000 Class B Ordinary Shares (together with the retained Class A Ordinary Shares, the “Sponsor Retained Shares”), following the substantially concurrent transfer by certain of the former independent directors of the Company (the “Pre-Closing Independent Directors”) of 84,000 Class B Ordinary Shares to GTA I Sponsor.

Pursuant to the Purchase Agreement, the Retained PP Warrants and 250,000 of the Sponsor Retained Shares are subject to any changes, concessions, amendments, forfeitures, restrictions, or other agreements (“Changes”) HCG Opportunity II determines to make in connection with the Issuer’s initial business combination or otherwise (provided that all such Changes affect all holders of Private Placement Warrants, including GTA I Sponsor and HCG Opportunity II, equally on a pro rata basis).

Also pursuant to the Purchase Agreement, HCG Opportunity II agreed that, following the Closing, it shall elect to extend the Issuer’s investment period from April 25, 2024 to July 25, 2024 by deposit of $0.10 per Class A Ordinary Share with redemption rights then outstanding for such three-month extension, into the Issuer’s trust account, pursuant to an existing automatic extension option that exists in the Issuer’s Amended and Restated Memorandum and Articles of Association.

Also pursuant to the Purchase Agreement, to the extent the Issuer issues any promissory notes to HCG Opportunity II, (i) if such promissory notes are repaid in cash, HCG Opportunity II shall be entitled to the entire amount of such cash payment and (ii) if such promissory notes are converted into warrants, Ordinary Shares, or any other securities, then 70% of such securities shall be issued to HCG Opportunity II and 30% of such securities shall be issued to GTA I Sponsor.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Item 4. Purpose of Transaction

The responses to Items 3 and 6 of this Schedule 13D are incorporated by reference herein.

Thomas D. Hennessy became Chairman of the Issuer’s Board and Chief Executive Officer of the Issuer at Closing. In addition, HCG Opportunity II appointed each of the current officers and directors of the Issuer. As a result, the Reporting Persons may engage in communications with the Board, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance, and control.

The Reporting Persons hold their securities of the Issuer for investment purposes. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments, and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein (such as the transfer restrictions in the Letter Agreement), the Reporting Persons may: (i) acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of all or part of their holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations, and prospects of the Issuer, alternative investment opportunities, general economic, financial market, and industry conditions, and other factors that the Reporting Persons may deem material to their investment decision.

Except as set forth herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No.: G3934N107	Schedule 13D	Page 8 of 11 Pages

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership, shared voting power, and shared dispositive power with regard to 3,500,000 Class A Ordinary Shares, which represents approximately 61.7% of the Class A Ordinary Shares outstanding. This amount consists of 3,500,000 Class A Ordinary Shares that the Reporting Persons have the right to acquire upon conversion of 3,500,000 Class B Ordinary Shares held directly by HCG Opportunity II.

The foregoing beneficial ownership percentage is based on the sum of (i) 2,171,254 Class A Ordinary Shares outstanding as of March 29, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on April 1, 2024, and (ii) 3,500,000 Class A Ordinary Shares that the Reporting Persons currently have the right to acquire upon conversion of 3,500,000 Class B Ordinary Shares on a one-for-one basis, which have been added to the Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

HCG Opportunity II also holds directly 7,350,000 Private Placement Warrants to purchase 7,350,000 Class A Ordinary Shares, which only become exercisable 30 days after the completion of the Issuer’s initial business combination; as such, these Class A Ordinary Shares underlying the Private Placement Warrants are excluded from the amount of Class A Ordinary Shares reported as beneficially owned by the Reporting Persons.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in Class A Ordinary Shares during the past 60 days.

(d) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as described in this Schedule 13D, no person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The responses to Items 2, 3, and 4 of this Schedule 13D are incorporated by reference herein.

Registration Rights Agreement

As described in the response to Item 3 of this Schedule 13D, pursuant to the Purchase Agreement, HCG Opportunity II entered into a joinder to the Registration Rights Agreement and is bound by and subject to the terms and conditions thereof. Pursuant to the Registration Rights Agreement, at any time and from time to time on or after the date the Issuer consummates a business combination, the Holders (as defined in the Registration Rights Agreement of at least a majority in interest of the then-outstanding number of Registrable Securities (as defined in the Registration Rights Agreement, which include Class B Ordinary Shares, Private Placement Warrants, and Class A Ordinary Shares issued or issuable upon conversion of Class B Ordinary Shares and exercise of Private Placement Warrants) are entitled to make up to three demands, excluding short form demands, that the Issuer registers the Holders’ Registrable Securities and uses its best efforts to effect such registration to permit the sale of such Registrable Securities. The Registration Rights Agreement also grants customary piggyback registration rights to the Holders.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

CUSIP No.: G3934N107	Schedule 13D	Page 9 of 11 Pages

Letter Agreement and Amendment to the Letter Agreement

As described in the response to Item 3 of this Schedule 13D, pursuant to the Purchase Agreement and concurrent with the Closing, HCG Opportunity II entered into the Amendment to the Letter Agreement and is bound by and subject to the terms and conditions of the Letter Agreement, from and after the Closing as if it were the original “Sponsor” party thereto. Pursuant to the Letter Agreement, HCG Opportunity II agreed (i) to vote the Ordinary Shares owned by it in favor of any proposed business combination and not to redeem any Public Shares (as defined in the Letter Agreement) owned by it in connection with shareholder approval of any proposed business combination, and (ii) not to propose any amendment to the Issuer’s amended and restated memorandum and articles of association with respect to the Issuer’s pre-business combination activities.

Pursuant to the Letter Agreement, and subject to certain limited exceptions, HCG Opportunity II agreed not to transfer any Class B Ordinary Shares (or any Class A Ordinary Shares issuable upon conversion thereof) until the earliest of (A) one year after the completion of an initial business combination and (B) the date following the completion of an initial business combination on which the Issuer completes a liquidation, merger, share exchange, or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities, or other property, provided, however, that if, subsequent to an initial business combination, the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, share consolidations, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, HCG Opportunity II shall be released from such lock-up. Also pursuant to the Letter Agreement, HCG Opportunity II agreed not to effectuate any transfer of Private Placement Warrants or any Class A Ordinary Shares underlying the Private Placement Warrants until 30 days after the completion of an initial business combination.

The foregoing description of each of the Letter Agreement and the Amendment to the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, each of which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Purchase Agreement, dated as of April 19, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 22, 2024)

Exhibit 3 – Registration Rights Agreement, dated as of October 20, 2021 (incorporated by reference to Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on October 25, 2021)

Exhibit 4 – Amendment to the Letter Agreement, dated as of April 19, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 22, 2024)

Exhibit 5 – Letter Agreement, dated as of October 20, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on October 25, 2021)

CUSIP No.: G3934N107	Schedule 13D	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

HCG Opportunity II, LLC

By:	HCG Opportunity II MM, LLC, its sole member
By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy, Authorized Signatory

HCG Opportunity II MM, LLC

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy, Authorized Signatory

Thomas D. Hennessy
/s/ Thomas D. Hennessy

Daniel J. Hennessy
/s/ Daniel J. Hennessy

April 26, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP No.: G3934N107	Schedule 13D	Page 11 of 11 Pages

EXHIBIT 1 - JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of this 26th day of April, 2024, by and among HCG Opportunity II, LLC, HCG Opportunity II MM, LLC, Thomas D. Hennessy, and Daniel J. Hennessy.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Forms 3, 4, or 5 or Schedules 13D or 13G, and any and all amendments thereto and any other documents relating thereto (collectively, the “Filings”) as required to be filed pursuant to the Securities Exchange Act of 1934, as amended. The parties to this Agreement further agree and covenant that each will fully cooperate with such other parties in the preparation, timely filing, and delivery of all such Filings.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first set forth above.

Dated: April 26, 2024

HCG Opportunity II, LLC

By:	HCG Opportunity II MM, LLC, its sole member
By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy, Authorized Signatory

HCG Opportunity II MM, LLC

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy, Authorized Signatory

Thomas D. Hennessy
/s/ Thomas D. Hennessy

Daniel J. Hennessy
/s/ Daniel J. Hennessy